Mail Stop 3561

October 28, 2009

Alan M. Meckler
Chief Executive Officer
WebMediaBrands Inc.
23 Old Kings Highway South
Darien, CT 06820

> **Re: WebMediaBrands Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 26, 2009**
> **File No. 000-26393**

Dear Mr. Meckler:

        We have completed our review of your Preliminary Proxy and have no further
comments at this time.

                                                Sincerely,

                                                H. Christopher Owings
                                                Assistant Director

cc: Donald Reynolds, Esq.